Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change June 19, 2008
Item 3	News Release The news release dated June 19, 2008 was disseminated through Canada Stockwatch and Market News.
Item 4	Summary of Material Change Canplats Resources Corporation announced that it was named to the 2008 TSX Venture 50.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated June 19, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 19th day of June, 2008.

June 19, 2008	TSX Venture Symbol: CPQ

CANPLATS NAMED TO THE 2008 TSX VENTURE 50

Canplats Resources Corporation was today named to the 2008 TSX Venture 50.

The TSX Venture 50 are the top 10 companies in each of five major industry sectors - mining, oil & gas, technology & life sciences, diversified industries and cleantech - based on a ranking formula with equal weighting given to one-year revenue (last reported 12 months), return on investment, market capitalization growth and trading volume. All data was as of December 3, 2007.

Canplats' exploration efforts are focused on its Camino Rojo property, a new gold and polymetallic discovery in Zacatecas State, Mexico. The Camino Rojo property is wholly-owned by Canplats, over 340,000 hectares (1,300 square miles) in size and is located approximately 50km southeast of Goldcorp Inc.'s Penasquito mine. Further information regarding Canplats and Camino Rojo can be found by visiting the company’s Web site at www.canplats.com.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.